

February 15, 2013

Via E-mail
Lou Maroun
Director
Brookfield Infrastructure Partners L.P.
73 Front St.
Hamilton, HM 12, Bermuda

> **Re: Brookfield Infrastructure Partners L.P.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-33632**

Dear Mr. Maroun:

We have reviewed your response dated January 28, 2013 and have the following additional comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Financial Statements for the Year Ended December 31, 2011

Notes to Consolidated and Combined Financial Statements, page F-9

Note 4. Acquisitions of Businesses, page F-23

1.   We have reviewed your response to comment 8 in our letter dated December 31, 2012 and have the following comments:

- Although your response addresses the error corrections made to record the appropriate deferred taxes and adjust the valuation of your property, plant and equipment, your response does not address the reasons for the adjustments made to your other accounts, such as investments in associates, other assets, non-controlling interest, and accounts receivable. Please explain to us the reasons for those adjustments and, if they represent purchase price adjustments made during the measurement period, tell us the quarterly period in which you first identified and recorded these adjustments. Please tell us the quarterly period during which each error correction and/or measurement period adjustment was identified and recorded.

- If your error corrections were made subsequent to the first quarter of fiscal 2011, please tell us how failure to identify and correct the error in an earlier quarter impacted your as reported fiscal 2011 quarterly financial statements. For example, if you failed to record additional depreciation on the stepped up fair value of your property, plant and equipment during a quarterly period, please clarify if any quarterly financial statements contained material misstatements. In your response, please clearly explain how you assessed materiality.

Note 20. Revenues, page F-42

2. We have reviewed your response to the second bullet point of comment 9 in our letter dated December 31, 2012. We note that your business overview beginning on page 43 separately discusses the nature of your regulated terminal operations, electricity transmission, regulated distribution, rail operations, port operations, toll road operations and energy transmission and distribution operations. Based on your consistent use of these categories to describe your business throughout your filing, it is unclear to us why disclosing revenues from each of those categories would be inconsistent with the spirit and intent of paragraph 32 of IFRS 8 or why such disclosures would not be useful to investors. We note, for example, that your transport and energy platform consists of four separable lines of business in four different geographic regions: rail operations in Australia, port terminals in Europe, toll road operations in Chile, and natural gas transmission primarily in the U.S. As part of your response, please explain whether revenue for each of these categories is currently available from your internal reports.

3. We have reviewed your response to the third bullet point of comment 9 in our letter dated December 31, 2012. We have also reviewed the tabular presentation of revenue by line of business contained in your response to the first bullet point of comment 9. Based on the description of your various lines of business, it appears that the businesses that comprise SIC code 4911, "Electric Services," would include your electricity transmission business and a portion of your regulated distribution business; therefore, it appears that these businesses represented less than 8.4% of your 2011 consolidated revenue. Please tell us how you considered other SIC codes based on lines of business that comprise a larger portion of your consolidated revenue.

Note 25. Partnership Capital, page F-45

4. We have reviewed your response to comment 10 in our letter dated December 31, 2012 and have the following comments:

- Please tell us in detail your consideration of whether the revisions to your previously reported financial statements represent a restatement of the financial statements that should be reported as the correction of an error. In doing so, please provide your assessment of materiality under SAB Topic 1M. In this regard, we note the impact of the corrections on limited partners' capital and net income and comprehensive income attributable to limited partners was significant.

- Please tell us why the earnings per unit attributable to limited partners was not impacted by your revised accounting treatment.

Note 34. Segment Information, page F-56

5.   We have reviewed your response to comment 12 in our letter dated December 31, 2012 and have the following comments:

- We note that your CODM and your board of directors receive certain performance information at the business unit level. To assist us in better understanding your response, please provide us with representative copies of the package of information regularly provided to your CODM and board of directors. If you believe that certain information contained in these reports is not used by the CODM, please clearly explain the CODM's process for allocating resources and assessing performance, including identifying the specific pages in the CODM report that are used or not used for this process. If that unused information is contained in the regular reports to the board of directors, please explain in detail the extent to which this information is reviewed with your board.

- We note your analysis of the similarities of the nature of the business activities contained in each of your identified segments. However, it remains unclear to us that the lines of business that you have grouped to form your segments are similar enough that your CODM can effectively manage your company without regularly using financial information at the business unit level. This is particularly unclear to us given your statement that analysts request that you provide separate information in your MD&A narrative for each line of business, since this suggests to us that analysts believe there are enough differences between each line of business that an adequate understanding of your company's performance and trends cannot be gained from the segment level. To help us better understand this matter, for each of your Utility and Transport and Energy segments, please explain in more detail how you determined that each line of business within those segments meets the similar characteristics that you described in your response. Additionally, please help us to understand whether the businesses grouped in each of these segments have similar economic performance by demonstrating that they have similar long-term average gross margins. To do so, please provide the gross margins for each line of business for 2009, 2010, 2011, 2012, and your projections for 2013 and any future years for which such information is available. Please provide us with any additional information that you believe will help us to better understand this matter.

- We note your discussion of the managers responsible for each segment. If the Chief Investment Officers (CIOs) use a different set of written reports when meeting with the CODM than that provided in response to our first bullet point, please provide us with representative copies of the package of information that the CIOs regularly use for their meetings with the CODM. Otherwise, please tell us which pages in the CODM package provided in response to our first bullet point are regularly utilized by the CIOs in their meetings with the CODM.

- Please explain in detail the basis upon which each of the CIOs and each of the business unit leaders is compensated, including clarifying the extent to which each CIO or business unit leader is compensated based on the performance of their respective segment or business unit and the extent to which each individual is compensated based on other measures.

- If not contained in your response to the above bullet points, please specifically identify to us your CODM, each CIO, and each business unit leader, including their names and titles.

General

6.   In responding to our comments, please provide a written statement <u>from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief